Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the nine months ended September 30, 2010	For the twelve months ended December 31,
		2009	2008	2007	2006	2005
	(Dollars in thousands)
Income before income taxes	$1,575,070	$1,601,760	$992,848	$1,289,300	$762,085	$402,880
Fixed charges	117,274	159,485	127,917	109,266	98,045	66,434

Total earnings	$1,692,344	$1,761,245	$1,120,765	$1,398,566	$860,130	$469,314

Interest charged to expense	$78,679	$105,843	$80,289	$68,878	$63,141	$39,315
One-third of rent expense	38,595	53,642	47,628	40,388	34,904	27,119

Total fixed charges	$117,274	$159,485	$127,917	$109,266	$98,045	$66,434

Ratio of earnings to fixed charges (1)(2)	14.4x	11.0x	8.8x	12.8x	8.8x	7.1x

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.
(2)	There are no shares of preferred stock outstanding.